Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC RECEIVES CE MARK FOR
SIEMENS HEALTHINEERS MRI SCANNERS

Tel Aviv, Israel, December 11, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated September 26, 2018, that Insightec Ltd. (“Insightec”) today announced the European CE Mark approval of the Exablate Neuro™ compatibility with Magnetom Skyra, Prisma and Prisma fit scanners from Siemens Healthineers, to treat patients with essential tremor (ET), Tremor Dominant Parkinson’s Disease and Neuropathic Pain.

The Company holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 18.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com